Exhibit 23.2
Consent of Ryder Scott Company, L.P.
     We hereby consent to the incorporation by reference in this Form S-8 prepared by PetroQuest Energy, Inc. (the “Company”) of information contained in our reports relating to certain estimated quantities of the Company’s proved reserves of oil and gas, future net income and discounted future net income, effective December 31, 2003, 2004 and 2005.

/s/ Ryder Scott Company, L.P.
Ryder Scott Company, L.P.

Houston, Texas May 15, 2006